Exhibit 99.1

Press Release

GasLog Ltd. Reports Financial Results for the Three-Month Period Ended December 31, 2022

Hamilton, Bermuda, February 23, 2023, GasLog Ltd. and its subsidiaries (“GasLog”, “Group” or “Company”) (NYSE: GLOG-PA), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its financial results for the quarter ended December 31, 2022.

Recent Developments

Agreement for Sale of GasLog Athens

On January 17, 2023, GasLog Hellas-2 Special Maritime Enterprise, the vessel-owning entity of the GasLog Athens, entered into a Memorandum of Agreement with respect to the sale of its vessel to an unrelated third party, with the transaction expected to be completed upon redelivery of the vessel from its current charterer.

Offer Letter

On January 24, 2023, our board of directors extended to GasLog Partners LP (“GasLog Partners” or the “Partnership”) an unsolicited non-binding proposal to acquire all of the outstanding common units representing limited partner interests of the Partnership not already beneficially owned by GasLog, at an aggregate purchase price of $7.70 per common unit in cash, consisting in part of a special distribution by the Partnership of $2.33 per common unit in cash to be distributed to the Partnership’s unitholders immediately prior to the closing of the proposed transaction and the remainder to be paid by GasLog as merger consideration at the closing of the proposed transaction. The Partnership’s board of directors has authorized its conflicts committee, consisting only of non-GasLog affiliated directors, to review, evaluate, negotiate and accept or reject the proposed transaction. GasLog’s proposal is non-binding and is subject to the negotiation and execution of mutually acceptable definitive documentation. There can be no assurance that any definitive documentation will be executed or that any transaction will materialize.

New Charter Agreements

GasLog has extended the time charter agreement of the GasLog Salem, a tri-fuel diesel electric (“TFDE”) LNG carrier, with Clearlake Shipping Pte Ltd., a wholly owned subsidiary of Gunvor Group Ltd. (“Gunvor”), for three years, with the contract now to expire in March 2026.

During the fourth quarter of 2022, GasLog Partners extended the time charter agreement of the Methane Becki Anne, a TFDE LNG carrier, with a wholly owned subsidiary of Shell plc (“Shell”) exercising their five-year option to extend, with the contract now due to expire in 2029. In addition, extended the time charter agreement of the Methane Jane Elizabeth, a steam turbine propulsion (“Steam”) LNG carrier, with a subsidiary of Cheniere Energy Inc. (“Cheniere”) exercising their option to extend for another year and entered into a one-year time charter agreement for the TFDE LNG carrier GasLog Seattle with a Swiss-headquartered energy trading company.

Dividend Declarations

On February 22, 2023, the board of directors declared a quarterly cash dividend of $0.15 per common share, or $14.3 million in the aggregate, payable on February 24, 2023, to shareholders of record as of February 23, 2023.

Financial Summary

Amounts in thousands of U.S. dollars	For the three months ended
	December 31, 2021	December 31, 2022
Revenues	$223,078	$244,847
(Loss)/profit for the period	$(59,981)	$68,703
Adjusted EBITDA[1]	$164,896	$190,750
Adjusted Profit[1]	$63,344	$75,569

 1 Adjusted EBITDA and Adjusted Profit are non-GAAP financial measures and should not be used in isolation or as substitutes for GasLog’s financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

There were 3,105 available days for the quarter ended December 31, 2022, as compared to 3,220 available days for the quarter ended December 31, 2021. Available days represent total calendar days in the period after deducting off-hire days where vessels are undergoing dry-dockings and unavailable days (for example, days before and after a dry-docking where the vessel has limited practical ability for chartering opportunities). The decrease in available days was attributable to the sale of the Methane Shirley Elisabeth in September 2022 and the increase in off-hire days for scheduled dry-dockings (nil dry-docking off-hire days in the three-month period ended December 31, 2021 compared to 23 dry-docking off-hire days in the three-month period ended December 31, 2022).

Revenues were $244.8 million for the quarter ended December 31, 2022 ($223.1 million for the quarter ended December 31, 2021). The increase in revenues is mainly attributable to our vessels operating in the spot and short-term markets in the fourth quarter of 2022, in line with the continued strength of the LNG shipping spot and short-term markets. This increase was partially offset by a decrease in revenues due to the sale of the Methane Shirley Elisabeth in the third quarter of 2022 and the off-hire days due to the scheduled dry-docking of one of our vessels in the fourth quarter of 2022 (nil dry-dockings in the same period in 2021).

Profit for the period was $68.7 million for the quarter ended December 31, 2022 (loss of $60.0 million for the quarter ended December 31, 2021). The increase in profit is mainly attributable to the decrease in non-cash impairment loss recognized in the fourth quarter ended December 31, 2022 compared to the same quarter in 2021 and the increase in revenues, as discussed above, partially offset by an increase in financial costs which is mainly attributable to the increase in interest expense on loans, primarily due to an increase in interest rates in the fourth quarter of 2022 as compared to the same period in 2021.

Adjusted EBITDA was $190.8 million for the quarter ended December 31, 2022 ($164.9 million for the quarter ended December 31, 2021). The increase in Adjusted EBITDA is mainly attributable to the increase in revenues of $21.7 million, as discussed above and an increase of $3.6 million in share of profit of associates.

Adjusted Profit was $75.6 million for the quarter ended December 31, 2022 ($63.3 million for the quarter ended December 31, 2021). The increase in Adjusted Profit is mainly attributable to the increase in Adjusted EBITDA, the decrease in realized loss from derivatives held for trading and the increase in financial income, partially offset by the increase in financial costs, all as a result of the increase in interest rates in the fourth quarter of 2022 as compared to the same period in 2021.

As of December 31, 2022, GasLog had $368.3 million of cash and cash equivalents. An additional amount of $36.0 million of time deposits with an original duration greater than three months was classified under short-term cash deposits.

As of December 31, 2022, GasLog had an aggregate of $3.3 billion of indebtedness outstanding under its credit facilities and bond agreements, of which $295.0 million is repayable within one year. Current bank borrowings include an amount of $79.8 million with respect to the associated debt of the GasLog Chelsea, which has been renamed to Alexandroupoli and which GasLog agreed to sell following its conversion to a Floating Storage Regasification Unit (“FSRU”). The debt was prepaid in February 2023 when the vessel entered the shipyard for conversion using the proceeds received from Gastrade S.A in connection with the sale. The sale is expected to be completed by the fourth quarter of 2023. Furthermore, as of December 31, 2022, we also had an aggregate of $336.4 million of lease liabilities mainly related to the sale and leaseback of the Methane Julia Louise, the GasLog Shanghai, the GasLog Salem, the GasLog Skagen and the Methane Heather Sally, of which $48.5 million is payable within one year.

As of December 31, 2022, the total remaining balance of the contract prices of the four LNG carriers on order was $700.6 million, of which $123.9 million is due within 12 months and will be funded by the four sale and leaseback agreements entered into on July 6, 2022 with CMB Financial Leasing Co., Ltd. (“CMBFL”).

As of December 31, 2022, GasLog’s current assets totaled $468.4 million, while current liabilities totaled $533.1 million, resulting in a negative working capital position of $64.7 million. Current liabilities include (a) $71.2 million of unearned revenue in relation to hires received in advance of December 31, 2022 (which represents a non-cash liability that will be recognized as revenue in January 2023 as the services are rendered) and (b) $79.8 million with respect to the associated debt of the GasLog Chelsea, which has been renamed to Alexandroupoli.

Management monitors the Company’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and debt service commitments, and to monitor compliance with the financial covenants within its loan and bond facilities. We anticipate that our primary sources of funds for at least twelve months from the date of this report will be available cash, cash from operations, existing and future borrowings and future sale and leaseback transactions. We believe that these anticipated sources of funds will be sufficient to meet our liquidity needs and to comply with our financial covenants for at least twelve months from the date of this report and therefore it is appropriate to prepare the financial statements on a going concern basis.

GasLog Partners Preference Unit Repurchase Programme

In the quarter ended December 31, 2022, under the GasLog Partners’ preference unit repurchase programme (the “Repurchase Programme”) established in March 2021, GasLog Partners repurchased and cancelled 351,237 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series A Preference Units”), 127,652 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series B Preference Units”) and 144,812 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series C Preference Units”). The aggregate amount paid under the Repurchase Programme in the fourth quarter of 2022 was $10.5 million, including commissions.

Since inception of the Repurchase Programme in March 2021, and up to December 31, 2022, GasLog Partners has repurchased and cancelled 665,016 Series A Preference Units, 1,103,618 Series B Preference Units and 938,955 Series C Preference Units, at a weighted average price of $24.64, $25.01 and $25.03 per preference unit for Series A, Series B and Series C, respectively, for an aggregate amount of $67.6 million, including commissions.

Fleet Update

Owned Fleet

As of February 23, 2023, our wholly owned fleet consisted of the following vessels:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration(1)	Optional Period(2)
1	Alexandroupoli (3)	2010	153,600	n/a	TFDE	n/a	n/a
2	GasLog Singapore (4)	2010	155,000	Singapore LNG Corporation	TFDE	March 2023	—
3	GasLog Athens (5)	2006	145,000	DESFA (5)	Steam	June 2023	2023 (5)
4	GasLog Savannah	2010	155,000	Multinational Oil and Gas Company (6)	TFDE	July 2024	2025 (6)
5	GasLog Saratoga	2014	155,000	Mitsui (7)	TFDE	September 2024	—
6	GasLog Genoa	2018	174,000	Shell	Dual-fuel medium speed propulsion (“X-DF”)	March 2027	2030-2033 (8)
7	GasLog Windsor	2020	180,000	Centrica (9)	X-DF	April 2027	2029-2033 (9)
8	GasLog Westminster	2020	180,000	Centrica	X-DF	July 2027	2029-2033 (9)
9	GasLog Georgetown	2020	174,000	Cheniere	X-DF	November 2027	2030-2034 (10)
10	GasLog Galveston	2021	174,000	Cheniere	X-DF	January 2028	2031-2035 (10)
11	GasLog Wellington	2021	180,000	Cheniere	X-DF	June 2028	2031-2035 (10)
12	GasLog Winchester	2021	180,000	Cheniere	X-DF	August 2028	2031-2035 (10)
13	GasLog Gladstone	2019	174,000	Shell	X-DF	January 2029	2032-2035 (8)
14	GasLog Warsaw	2019	180,000	Endesa (11)	X-DF	May 2029	2035-2041 (11)
15	GasLog Wales	2020	180,000	Jera (12)	X-DF	March 2032	2035-2038 (12)

As of February 23, 2023, the Partnership’s owned fleet consisted of the following vessels:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration(1)	Optional Period(2)
1	GasLog Sydney	2013	155,000	Naturgy (13)	TFDE	April 2023	—
2	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028-2031 (8)
3	Methane Rita Andrea	2006	145,000	Energy Major	Steam	October 2023	—
4	Methane Alison Victoria	2007	145,000	CNTIC VPower (14)	Steam	October 2023	2024-2025 (14)
5	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028-2031 (8)
6	Solaris	2014	155,000	Energy Major	TFDE	October 2023	—
7	GasLog Santiago	2013	155,000	Trafigura (15)	TFDE	December 2023	2028 (15)
8	GasLog Seattle	2013	155,000	Major Trading House	TFDE	March 2023	—
				Energy Trading Company (16)		March 2024	—
9	Methane Jane Elizabeth	2006	145,000	Cheniere	Steam	March 2024	2025 (10)
10	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031 (8)
11	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031 (8)
12	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2029	—

Bareboat Vessels

As of February 23, 2023, our bareboat fleet consisted of the following vessels:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration(1)	Optional Period(2)
1	GasLog Skagen (17)	2013	155,000	Tokyo LNG (18)	TFDE	September 2024	—
2	GasLog Hong Kong (17)	2018	174,000	TotalEnergies (19)	X-DF	December 2025	2028 (19)
3	GasLog Salem (17)	2015	155,000	Gunvor	TFDE	March 2026	—
4	Methane Julia Louise (17)	2010	170,000	Shell	TFDE	March 2026	2029-2031 (8)
5	GasLog Houston (17)	2018	174,000	Shell	X-DF	May 2028	2031-2034 (8)

As of February 23, 2023, the Partnership’s bareboat fleet consisted of the following vessels:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration(1)	Optional Period(2)
1	GasLog Shanghai (17)	2013	155,000	Woodside (20)	TFDE	February 2025	2026 (20)
2	Methane Heather Sally (17)	2007	145,000	SEA Charterer (21)	Steam	July 2025	—

(1)	Indicates the expiration of the initial term.

(2)	The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(3)	The vessel GasLog Chelsea was renamed to Alexandroupoli in February 2023. The vessel is currently undergoing conversion into an FSRU.

(4)	The vessel is chartered to Singapore LNG Corporation. In September 2019, GasLog announced the signing of a 10-year time charter with Sinolam LNG Terminal, S.A. (“Sinolam”) for the provision of a floating storage unit (“FSU”) to a gas-fired power project being developed in Panama. On January 23, 2023, GasLog received a notice of termination of the above charter from Sinolam.

(5)	The vessel Methane Lydon Volney was renamed to GasLog Athens in August 2022. The vessel is chartered to the Hellenic Gas Transmission System Operator (DESFA) S.A. (“DESFA”) for a period of one year. DESFA has the right to extend the charter by six additional months provided that DESFA gives us advance notice of declaration. Upon redelivery from DESFA, the vessel will be sold to an unrelated third party.

(6)	The vessel is chartered to a multinational oil and gas company. The charterer has the right to extend the charter by one additional period of one year, provided that the charterer gives us advance notice of the declaration.

(7)	The vessel is chartered to Mitsui & Co., Ltd. (“Mitsui”).

(8)	Shell has the right to extend the charters of (a) the GasLog Genoa, the GasLog Houston and the GasLog Gladstone by two additional periods of three years, (b) the GasLog Geneva and the GasLog Gibraltar by two additional periods of five and three years, respectively, (c) the Methane Julia Louise for a period of either three or five years and (d) the GasLog Greece and the GasLog Glasgow for a period of five years, provided that Shell gives us advance notice of the declarations.

(9)	The vessels are chartered to Pioneer Shipping Limited, a wholly owned subsidiary of Centrica Plc (“Centrica”). Centrica has the right to extend the charters by three additional periods of two years, provided that Centrica gives us advance notice of declaration.

(10)	Cheniere has the right to extend the charters of (a) the GasLog Georgetown, the GasLog Galveston, the GasLog Wellington and the GasLog Winchester by three consecutive periods of three years, two years and two years, respectively and (b) the Methane Jane Elizabeth by an additional period of one year, provided that Cheniere gives us advance notice of the declarations.

(11)	“Endesa” refers to Endesa S.A. Endesa has the right to extend the charter of the GasLog Warsaw by two additional periods of six years, provided that Endesa gives us advance notice of declaration.

(12)	“Jera” refers to LNG Marine Transport Limited, the principal LNG shipping entity of Japan’s Jera Co., Inc. Jera has the right to extend the charter by two additional periods of three years, provided that Jera gives us advance notice of declaration.

(13)	The vessel is chartered to Naturgy Aprovisionamientos S.A. (“Naturgy”).

(14)	The vessel is chartered to CNTIC VPower Energy Ltd. (“CNTIC VPower”), an independent Chinese energy company. CNTIC VPower may extend the term of the related charter by two additional periods of one year, provided that the charterer gives us advance notice of declaration.

(15)	The vessel is chartered to Trafigura Maritime Logistics PTE Ltd. (“Trafigura”). Trafigura may extend the term of this time charter for a five-year period, provided that the charterer gives us advance notice of declaration.

(16)	The vessel is expected to commence its time charter with a Swiss-headquartered energy trading company following expiration of its current charter with a major trading house.

(17)	Gas-six Ltd., GAS-ten Ltd. and GAS-three Ltd. have sold the GasLog Skagen, the GasLog Salem and the GasLog Shanghai, respectively, to a wholly owned subsidiary of China Development Bank Leasing and leased it back for a period of five years, with no repurchase option or obligation. GAS-twenty one Ltd. has sold the Methane Heather Sally to an unrelated party and leased back under a bareboat charter until the middle of 2025 with no repurchase option or obligation. GAS-twenty five Ltd., GAS-twenty six Ltd. and GAS-twenty four Ltd. have sold the GasLog Hong Kong to Sea 190 Leasing Co. Limited, the Methane Julia Louise to Lepta Shipping Co. Ltd. and the GasLog Houston to Hai Kuo Shipping 2051G Limited, respectively, and leased them back for a period of up to twelve, 17 and eight years, respectively. GAS-twenty five Ltd. and GAS-twenty six Ltd. have the option and GAS-twenty four Ltd. has the option and the obligation to re-purchase the vessels on pre-agreed terms.

(18)	The vessel is chartered to Tokyo LNG Tanker Co. Ltd. (“Tokyo LNG”).

(19)	The vessel is chartered to TotalEnergies Gas & Power Limited, a wholly owned subsidiary of TotalEnergies SE (“TotalEnergies”). TotalEnergies has the right to extend the charter for a period of three years, provided that TotalEnergies provides us with advance notice of declaration.

(20)	The vessel is chartered to Woodside Energy Shipping Singapore Pte. Ltd. (“Woodside”). The charterer has the right to extend the charter by one additional period of one year, provided that the charterer gives us advance notice of declaration.

(21)	The vessel is chartered to a Southeast Asian charterer (“SEA Charterer”).

Under the omnibus agreement entered into with GasLog Partners and certain of its subsidiaries in connection with the Partnership’s initial public offering, as amended, GasLog has agreed, and has caused our controlled affiliates (other than GasLog Partners, its general partner and its subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more without, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter of such a vessel, notifying and offering GasLog Partners the opportunity to purchase such a vessel at fair market value.

Future Deliveries

As of February 23, 2023, GasLog has four newbuildings on order at Daewoo Shipbuilding and Marine Engineering Co., Ltd.:

LNG Carrier	Expected Delivery	Cargo Capacity (cbm)	Charterer	Propulsion(1)	Estimated Charter Expiration(2)
Hull No. 2532	Q3 2024	174,000	Multinational Oil and Gas Company	MEGI	2031
Hull No. 2533	Q3 2024	174,000	Mitsui	MEGI	2033
Hull No. 2534	Q3 2025	174,000	Woodside	MEGI	2035
Hull No. 2535	Q4 2025	174,000	Woodside	MEGI	2035

(1)	M-type, Electronically controlled Gas Injection (“MEGI”) engine.
(2)	Charter expiration to be determined based upon actual date of delivery.

EXHIBIT I - Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2021 and 2022

(Amounts expressed in thousands of U.S. Dollars)

	December 31, 2021	December 31, 2022
Assets
Non-current assets
Goodwill	9,511	9,511
Investment in associates	23,508	28,823
Deferred financing costs	5,564	8,778
Other non-current assets	4,866	2,092
Derivative financial instruments, non-current portion	1,913	13,225
Tangible fixed assets	5,002,829	4,514,663
Vessels under construction	22,939	210,099
Right-of-use assets	363,035	416,485
Total non-current assets	5,434,165	5,203,676
Current assets
Trade and other receivables	28,595	22,897
Dividends receivable and other amounts due from related parties	18	61
Derivative financial instruments, current portion	596	25,383
Inventories	8,327	8,483
Prepayments and other current assets	5,798	7,262
Short-term cash deposits	—	36,000
Cash and cash equivalents	282,246	368,286
Total current assets	325,580	468,372
Total assets	5,759,745	5,672,048
Equity and liabilities
Equity
Preference shares	46	46
Share capital	954	954
Contributed surplus	692,536	658,888
Reserves	15,322	16,464
(Accumulated deficit)/retained earnings	(65,117)	108,685
Equity attributable to owners of the Group	643,741	785,037
Non-controlling interests	924,630	936,741
Total equity	1,568,371	1,721,778
Current liabilities
Trade accounts payable	15,892	19,725
Ship management creditors	119	14
Amounts due to related parties	27	26
Derivative financial instruments, current portion	25,518	2,834
Other payables and accruals	153,501	166,932
Borrowings, current portion	553,161	294,977
Lease liabilities, current portion	30,905	48,548
Total current liabilities	779,123	533,056
Non-current liabilities
Derivative financial instruments, non-current portion	28,694	5,498
Borrowings, non-current portion	3,105,059	3,004,767
Lease liabilities, non-current portion	271,945	287,828
Other non-current liabilities	6,553	119,121
Total non-current liabilities	3,412,251	3,417,214
Total equity and liabilities	5,759,745	5,672,048

Unaudited condensed consolidated statements of profit or loss

For the three months and years ended December 31, 2021 and 2022

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the years ended
	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022
Revenues	223,078	244,847	809,577	915,625
Voyage expenses and commissions	(6,679)	(4,135)	(19,430)	(14,260)
Vessel operating and supervision costs	(44,562)	(45,417)	(166,432)	(170,591)
Depreciation	(55,386)	(58,565)	(202,953)	(228,639)
Impairment loss	(136,816)	(11,376)	(153,669)	(68,287)
(Loss)/gain on disposal of non-current assets	(1,100)	338	(1,100)	(406)
General and administrative expenses	(11,030)	(12,399)	(43,313)	(35,007)
(Loss)/profit from operations	(32,495)	113,293	222,680	398,435
Financial costs	(38,158)	(58,502)	(166,955)	(184,675)
Financial income	26	2,625	142	4,118
Gain on derivatives	10,444	7,465	22,680	74,807
Share of profit of associates	202	3,822	1,969	4,562
Total other expenses, net	(27,486)	(44,590)	(142,164)	(101,188)
(Loss)/profit for the period	(59,981)	68,703	80,516	297,247
Attributable to:
Owners of the Group	(13,518)	39,009	67,663	207,450
Non-controlling interests	(46,463)	29,694	12,853	89,797
	(59,981)	68,703	80,516	297,247

Unaudited condensed consolidated statements of cash flows

For the years ended December 31, 2021 and 2022

(Amounts expressed in thousands of U.S. Dollars)

	For the years ended
	December 31, 2021	December 31, 2022
Cash flows from operating activities:
Profit for the year	80,516	297,247
Adjustments for:
Depreciation	202,953	228,639
Impairment loss	153,669	68,287
Loss on disposal of non-current assets	1,100	406
Share of profit of associates	(1,969)	(4,562)
Financial income	(142)	(4,118)
Financial costs	166,955	184,675
Gain on derivatives (excluding realized gain/loss on forward foreign exchange contracts held for trading)	(23,817)	(80,742)
Share-based compensation	3,448	760
	582,713	690,592
Movements in working capital	9,394	8,320
Net cash provided by operating activities	592,107	698,912
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction	(506,641)	(193,464)
Proceeds from sale and sale and leaseback, net of commissions	242,979	225,429
Proceeds from FSRU forthcoming sale	—	108,632
Other investments	(230)	(753)
Payments for right-of-use assets	—	(25)
Dividends received from associate	1,700	—
Purchase of short-term cash deposits	(2,500)	(61,000)
Maturity of short-term cash deposits	2,500	25,000
Financial income received	142	3,554
Net cash (used in)/provided by investing activities	(262,050)	107,373
Cash flows from financing activities:
Proceeds from loans and bonds, net of discount	471,867	374,659
Loan and bond repayments	(592,463)	(729,849)
Principal elements of lease payments	(14,843)	(42,262)
Interest paid	(172,772)	(164,499)
Loan/bond modification costs related to the take-private transaction with BlackRock’s Global Energy & Power Infrastructure team (the “Transaction”)	(15,718)	—
Payment of cash collaterals for swaps	(9,080)	—
Release of cash collaterals for swaps	31,557	990
Payment of loan and bond issuance costs	(13,437)	(5,188)
Loan issuance costs received	379	—
Payment of equity raising costs	(347)	(20)
Proceeds from GasLog Partners’ common unit offerings (net of underwriting discounts and commissions)	10,000	—
Dividends paid (common and preference)	(91,499)	(105,277)
Repurchase of GasLog Partners’ preference units	(18,388)	(49,244)
Net cash used in financing activities	(414,744)	(720,690)
Effects of exchange rate changes on cash and cash equivalents	(336)	445
(Decrease)/increase in cash and cash equivalents	(85,023)	86,040
Cash and cash equivalents, beginning of the year	367,269	282,246
Cash and cash equivalents, end of the year	282,246	368,286

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA, Adjusted EBITDA and Adjusted Profit

EBITDA is defined as earnings before depreciation, amortization, financial income and costs, gain/loss on derivatives and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses, impairment loss, gain/loss on disposal of non-current assets, restructuring costs and the costs relating to the Transaction (such costs, the “Transaction Costs”). Adjusted Profit represents earnings before write-off and accelerated amortization of unamortized loan fees/bond fees and premium, foreign exchange gains/losses, unrealized foreign exchange losses on cash and bond, impairment loss, swap optimization costs (with respect to cash collateral amendments), gain/loss on disposal of non-current assets, restructuring costs, Transaction Costs and non-cash gain/loss on derivatives that includes (if any) (a) unrealized gain/loss on derivative financial instruments held for trading, (b) recycled loss of cash flow hedges reclassified to profit or loss and (c) ineffective portion of cash flow hedges. EBITDA, Adjusted EBITDA and Adjusted Profit are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA and Adjusted Profit assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; in the case of Adjusted EBITDA, foreign exchange gains/losses, impairment loss, gain/loss on disposal of non-current assets, restructuring costs and Transaction Costs; and in the case of Adjusted Profit, write-off and accelerated amortization of unamortized loan/bond fees and premium, foreign exchange gains/losses, unrealized foreign exchange losses on cash and bond, impairment loss, swap optimization costs (with respect to cash collateral amendments), gain/loss on disposal of non-current assets, restructuring costs, Transaction Costs and non-cash gain/loss on derivatives, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA and Adjusted Profit have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per share or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA and Adjusted Profit are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

In evaluating Adjusted EBITDA and Adjusted Profit, you should be aware that in the future we may incur expenses that are the same as, or similar to, some of the adjustments in this presentation. Our presentation of Adjusted EBITDA and Adjusted Profit should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of (Loss)/profit to EBITDA and Adjusted EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the years ended
	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022
(Loss)/profit for the period	(59,981)	68,703	80,516	297,247
Depreciation	55,386	58,565	202,953	228,639
Financial costs	38,158	58,502	166,955	184,675
Financial income	(26)	(2,625)	(142)	(4,118)
Gain on derivatives	(10,444)	(7,465)	(22,680)	(74,807)
EBITDA	23,093	175,680	427,602	631,636
Foreign exchange (gains)/losses, net	(129)	695	(843)	463
Restructuring costs	11	3,332	815	5,017
Transaction Costs	4,005	5	13,671	845
Impairment loss	136,816	11,376	153,669	68,287
Loss/(gain) on disposal of non-current assets	1,100	(338)	1,100	406
Adjusted EBITDA	164,896	190,750	596,014	706,654

Reconciliation of (Loss)/profit to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the years ended
	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022
(Loss)/profit for the period	(59,981)	68,703	80,516	297,247
Non-cash gain on derivatives	(20,383)	(7,263)	(59,402)	(92,807)
Write-off of unamortized loan/bond fees	1,906	360	6,275	1,804
Foreign exchange (gains)/losses, net	(129)	695	(843)	463
Restructuring costs	11	3,332	815	5,017
Transaction Costs	4,005	5	29,390	845
Impairment loss	136,816	11,376	153,669	68,287
Loss/(gain) on disposal of non-current assets	1,100	(338)	1,100	406
Unrealized foreign exchange (gains)/losses, net on cash	(1)	(1,301)	336	(445)
Adjusted Profit	63,344	75,569	211,856	280,817